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                               August 4, 2021

       Rachel Glaser
       Chief Financial Officer
       Etsy, Inc.
       117 Adams Street
       Brooklyn, NY 11201

                                                        Re: Etsy, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-36911

       Dear Ms. Glaser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors., page 66

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise your filing to state
that there is uncertainty as to whether a court would enforce such provision and that
investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder.
 Rachel Glaser
Etsy, Inc.
August 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRachel Glaser                            Sincerely,
Comapany NameEtsy, Inc.
                                                           Division of
Corporation Finance
August 4, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName